June 7, 2005

AdvisorOne Funds Board of Trustees

c/o Michael Miola, Chairman of the Board

4020 South 147th Street

Omaha, Nebraska 68137

Re: Advisory Fee Waivers

Dear Mr. Miola:

            As you are aware, CLS Investment Firm, LLC (the “Adviser”) has imposed upon itself a voluntary advisory fee waiver for the benefit of the Amerigo Fund and the Clermont Fund.  The Adviser hereby contractually binds itself, as of the date hereof, to waive or limit its management fees and to reimburse expenses, other than extraordinary or non-recurring expenses through June 30, 2006, so that the total annual operating expenses do not exceed the percentages of average daily net assets as indicated below:

Fund Name	Class C	Class N
Amerigo Fund	2.15%	1.15%
Clermont Fund	-	1.15%

            These limitations are subject to possible reimbursement by each fund, in future years on a rolling three year basis, if such reimbursement can be achieved within the foregoing expense limits.

            We look forward to continuing service to the AdvisorOne Funds.

                                                                        Sincerely,

                                                                                    ________________________________

                                                            Todd Clarke

                                                            President

                                                                                    CLS Investment Firm, LLC

Approved and accepted on behalf of AdvisorOne Funds:

________________________________

Michael Miola

Chairman, Board of Trustees

AdvisorOne Funds